EXHIBIT 99.4

PGH Engineers Consultants

Standard Board and Rules 4-10(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulations S-K of the Securities and Exchange Commission; provided, however, future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein.

   PGH is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the United States for over 15 years. PGH does not have any financial interest including stock ownership, in FieldPoint.  Our fees were not contingent on the results of our evaluation.  This letter report has been prepared at the request of FieldPoint and should not be used for purposes other than those for which it is intended.  PHG Engineers has used all procedures and methods that it considers necessary to prepare this report.

Submitted,

/s/ PGH Engineers Consultants
PGH Engineers Consultants
Texas Registered Engineering Firm

/s/ Wayman Gore, P.E.
Wayman Gore, P.E.
President
PGH

CERTIFICATE of QUALIFICATION

I, Wayman Gore, Petroleum Engineer with PGH, 7500 Rialto Blvd., Suite 150 Austin, Texas, 78735 U.S.A., hereby certify:

1.	That I am President with PGH, which company did prepare the letter report addressed to FieldPoint dated February 15, 2013, and that I, as President, was responsible for the preparation of this report.

2.
That I attended The University of Texas at Austin, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1980; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the Society of Professional Well Log Anallysts; and that I have in excess of 30 years of experience in the oil and gas reservoir studies and reserves evaluations.

/s/ Wayman T. Gore P.E.
Wayman Gore, P.E.
President
PGH